UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________________________________________

SCHEDULE 14F-1

____________________________________________________________

Information Statement

 Pursuant to Section 14(F)

of the Securities Exchange Act of 1934

and Rule 14F-1 Thereunder

Trafalgar Resources, Inc.

(Exact name of registrant as specified in its charter)

Commission file number 1-32522

Utah

91-0974149

(State or other jurisdiction of

(IRS Employer Identification No.)

incorporation or organization)

   12587 S. 1745 E., Draper, Utah

 84020

 (Address of principal executive offices)

(Zip Code)

(801) 748-1114

 (Registrant’s telephone number, including area code)

Approximate date of Mailing:  July 26, 2018

WE ARE NOT ASKING YOU FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

TRAFALGAR RESOURCES, INC.

12587 S. 1745 E.

Draper, Utah 84020

801-748-1114

INFORMATION STATEMENT

Information Statement Pursuant to Section 14(F)

of the Securities Exchange Act of 1934

and Rule 14F-1 Thereunder

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

Schedule 14f-1

Introduction

This Information Statement (this “Information Statement”) is being furnished to all holders of shares of common stock, par value $0.001 per share, of record at the close of business on July 13, 2018 (collectively, the “Shareholders”) of Trafalgar Resources, Inc., a Utah corporation (the “Company”), requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the transaction described herein will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement is first being provided to the Shareholders on or about July 26, 2018.

On July 3, 2018, a stock purchase agreement was entered into by Anthony Escobar (“Escobar”), the current CEO and director of the Company and Hy (HK) Financial Investments Co., Ltd. (“HY Financial”) whereby HY Financial agreed to purchase all of the 4,937500 shares owned by Mr. Escobar.  The shares owned by Mr. Escobar represent approximately 94.03% of the issued and outstanding stock of the Company.  Additionally, Sean Escobar and Anthony Coletti, both directors of the Company, agreed to sell their 31,250 shares each to HY Financial.  HY Financial will pay a total consideration of $410,000 for the shares being purchased.  At the close of the stock sale, Anthony Coletti, Sean Escobar and Anthony Escobar will be resigning as directors and Kong Xiao Jun will be appointed the new director of the Company.  Mr. Kong is a nominee of HY Financial.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF A DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN MAJORITY OF BOARD OF DIRECTORS

At the closing of the purchase of shares described above, there will be a change in our Board of Directors.  Anthony Escobar, Sean Escobar and Anthony Coletti will be resigning as directors and officers of the Company, including their roles as Chief Executive Officer, President and Principal Accounting Officer. Mr. Anthony Escobar’s tendered his resignation as a director, with such resignation to be effective 10 days following the mailing of this Information Statement to the Company’s stockholders.  Prior to resigning as directors, Kong Xiao Jun was appointed to serve as a director of the Company to fill one of the seats vacated by the departing directors.

       Mr. Kong currently serves as the Chief Executive Officer of Guangdong HY Capital Management CO., LTD and has served in that role since 2011.  Previously, Mr. Kong was the Executive Director of the Asia Aluminum Group from 2007 through 2011.  Mr. Kong has experience in leading large-scale M&A and investment projects in different industries such as agriculture, film and media, and cultural tourism. Mr. Kong holds a bachelor degree in accounting from Southwestern University of Finance and Economics in Chengdu, Sichuan, China. He is also qualified as Chinese Certified Public Accountant, Certified Tax Agent, US Chartered Financial Analyst, and Fellow of the Institute of Financial Accountants UK.

Prior to the closing, Mr. Kong was not a director of the Company, did not hold any previous position with the Company nor has he been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.  Mr. Kong has not been the subject of any bankruptcy petition filed by or against any business of which he was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

VOTING SECURITIES

(DESCRIPTION OF CAPITAL STOCK)

The authorized stock of the Company consists of 100,000,000 shares of Class "A" Voting Common Stock, no par value each, of which 5,251,309 shares were issued and outstanding as of July 12, 2018. Shareholders (i) have general ratable rights to dividends from funds legally available therefore, when, and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all assets of the Company available for distribution to shareholders upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, nor are there any redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one vote per share on all matters on which shareholders may vote at all shareholder meetings. All shares now outstanding are fully paid for and non-assessable.

Directors, Executive Officers and Corporate Governance.

The following table sets forth as of July 9, 2018, the name, age, and position of each executive officer and director and the term of office of each director of the Company.

Name

Age

Position

Director and Officer Since

Anthony B. Escobar

43

President and Director

2004

Sean Escobar

37

Vice President and Director

2004

Anthony Coletti

47

Secretary and Treasurer and Director

2004

Set forth below is certain biographical information regarding the Company's executive officers and directors.

Anthony Brandon Escobar, age 43, has been a Director of the Company since March 5, 2004, and has been President of the Company since March 12, 2004.  In addition to his management position with the Company, he graduated from the University of Utah in 2001 with a Bachelor of Science degree in Communications.  Mr. Escobar has been self-employed owning and operating Absolute Laboratories, Inc., that distributes dietary supplements to health food stores and pharmacies.  Mr. Escobar is also a licensed real estate agent.

Sean Escobar, age 37, has been a Director of the Company since March 5, 2004, and has been Vice President of the Company since March 12, 2004.  In addition to his management position with the Company, he has worked as an independent contractor as a nutritional product sales representative primarily for Isagenix International, Inc.

Anthony Coletti, age 47, has been a Director of the Company since March 5, 2004, and has been Secretary and Treasurer of the Company since March 12, 2004.  In addition to his management position with the Company, he graduated from the University of Utah in 1993 with a Bachelor of Arts degree in Marketing.  Mr. Coletti has worked in the field of ophthalmology as a Glaucoma Specialty Sales Representative for Alcon Laboratories and has managed a territory including the states of Utah, Idaho, Montana, and Wyoming, where he has worked with over 240 physicians.

Anthony Brandon Escobar and Sean Escobar are brothers and Anthony Coletti is the brother-in-law to Anthony Brandon Escobar and Sean Escobar.

Except as indicated below, to the knowledge of management, during the past five years, no present or former director, or executive officer of the Company:

(1)

filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2)

was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)

was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities:

(i)

acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, or engaging in or continuing any conduct or practice in connection with such activity;

          (ii)

engaging in any type of business practice; or

(iii)

engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4)

was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity;

(5)

was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated.

(6)

was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers, and the persons who beneficially own more than 10% of the Common Stock and securities convertible into shares of Common Stock (together with the Common Stock, “Subject Shares”), to file with the SEC initial reports of ownership and reports of changes in ownership of Subject Shares. Directors, officers and greater than 10% beneficial owners of the Subject Shares are required by the SEC’s regulations to furnish us with copies of all forms they file with the SEC pursuant to Section 16(a) of the Exchange Act. Based solely on the reports received by us and on the representations of the reporting persons, we believe that these persons have complied with all applicable filing requirements during the fiscal year ended September 30, 2017.

Summary Compensation Table

The following tables set forth certain summary information concerning the compensation paid or accrued for each of the Company’s last three completed fiscal years to the Company's or its principal subsidiaries’ chief executive officer and each of its other executive officers that received compensation in excess of $100,000 during such period (as determined at September 30, 2017, the end of the Company's last completed fiscal year):

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Anthony Escobar	2017	-0-	-0-	-0-	-0-	-0-	-0-	-0-
CEO	2016 2015	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-

Cash Compensation – No cash compensation was paid to any director or executive officer of the Company during the fiscal years ended September 30, 2017, 2016, and 2015.

Bonuses and Deferred Compensation – None

Compensation Pursuant to Plans – None

Pension Table – None

Other Compensation – None

Compensation of Directors – None

Termination of Employment and Change of Control Arrangement

There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any person named in Cash Compensation set out above which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person's employment with the Company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a changing in control of the Company.

PRINCIPAL SHAREHOLDERS

Prior to change of Control

The following table sets forth as of July 9, 2018, the name and the number of shares of the Company's common stock held of record or beneficially by each person who held of record, or was known by the Company to own beneficially, more than 5% of the 5,291,309 issued and outstanding shares of the Company's common stock, and the name and shareholdings of each director and of all officers and directors as a group.

Amount and Nature of

Title of Class

Name of Beneficial Owner

Beneficial Ownership (1)

Percent of Class

Class “A” Voting

Anthony Brandon Escobar

4,937,500

              94.03%

12587 S. 1745 E.

Draper, Utah 84020

Name of Officer, Director

Amount and Nature of

Title of Class

and Nominee

Beneficial Ownership (1)

Percent of Class

Class “A” Voting

Anthony Brandon Escobar

----------See Above----------

President

Class “A” Voting

Sean Escobar

    31,250

00.59%

Vice President

12913 S. Boulter St.

Draper, Utah 84020

Class “A” Voting

Anthony Coletti

    31,250

00.59%

Secretary/Treasurer

3036 W. Harper Peak Ct.

South Jordan, Utah 84095

All Officers

and Directors

as a Group (3 person)

5,000,000

95.22%

(1)

All shares are owned directly, beneficially and of record; and each shareholder has sole voting, investment, and dispositive power, unless otherwise noted.

After Change of Control

Amount and Nature of

Title of Class

Name of Beneficial Owner

Beneficial Ownership (1)

Percent of Class

Class “A” Voting

HY (HK) Financial Investments Co., Ltd

5,000,000

              94.49%

Unit 906, 9/F

Shui On Centre

6-8 Harbor Road

Wanchai, Hong Kong

All Officers

and Directors

as a Group (1 person)

Kong Xiao Jun

5,000,000

95.22%

Unit 906, 9/F

Shui On Centre

6-8 Harbor Road

Wanchai, Hong Kong

Transfer Agent and Registrar

Colonial Stock Transfer Co., Inc. is the registrar and transfer agent for our common shares. Their address is 66 Exchange Place, Suite 100, Salt Lake City, Utah 84111; Telephone: 801-433-9553, Facsimile: 801-355-6505.

NO DISSENTERS' RIGHTS

Under Utah corporate law, shareholders are not entitled to dissenters’ rights with respect to the transactions described in this Information Statement.

ADDITIONAL INFORMATION INCLUDED WITH THIS INFORMATION STATEMENT

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trafalgar Resources, Inc.

Date: July 13, 2018

By: /s/ Anthony Brandon Escobar

       Anthony Brandon Escobar, President